

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 12, 2006

via U.S. mail and facsimile

Bruno Lafont
Group Chief Executive Officer
Lafarge
61, rue des Belles Feuilles
75116 Paris
France

> **RE: Lafarge**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 1-15218**

Dear Mr. Lafont:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media reports that you may have operations associated with Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and are subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's

Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations associated with these countries. Please describe any such operations and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan and Syria.

4 Operating and Financial Review and Prospects, page 42

2. We note that you elected to not retrospectively restate business combinations prior to January 1, 2004 in accordance with IFRS 1. Please tell us what consideration you gave to Instruction 3.b to Item 8 and Instruction 5.4.b. to Item 5 of Form 20-F and to Section III.A. of the SEC Final Rule: First-Time Application of International Financial Reporting Standards with regards to including qualitative disclosure for the impact on your financial condition, changes in financial condition and results of operations.

4.2 Sales and current operating income, page 49

3. We note that the German roofing operations results significantly decreased and account for the majority of the decline in your roofing segment, which you attribute to the "renewed decline in the German construction market," fierce competition, the

end of public subsidies to private house builders, and pricing pressures. We further note that you conducted extensive restructuring of your German roofing operations, which were insufficient to mitigate "a sharp drop in utilization of production capacity" due to the renewed decline in the German construction market. Finally, we note that you do not expect the German roofing market to improve in 2006 due to pricing pressures. However, we did not note any disclosure regarding the uncertainty surrounding the realizability of the German roofing operations' assets. We assume that your German roofing operations is comprised of one or more of your cash generating units based on your definition of cash generating units on page F-12. Section III.B.3. of the SEC Interpretive Release No. 33-8350 states that disclosure should be made about known material trends and uncertainties that could have a material effect on the company's liquidity, capital resources or results of operations unless it is not reasonably likely to occur. As such, please tell us how you determined disclosure regarding the potential uncertainty surrounding your German roofing operation's assets was not necessary. Please also tell us the carrying value in your balance sheet as of December 31, 2005 of your German roofing operation's assets, including goodwill. Please also tell us the estimated fair value of such assets as of the date of your last impairment analysis and the carrying value of the assets as of such date, if not as of December 31, 2005.

4.4 Liquidity and capital resources, page 65

4. We note that you have reclassified 1,040 million euros and 600 million euros as of December 31, 2005 and 2004, respectively, from short-term debt to long-term debt due to your ability to refinance the obligations using the available funding provided by medium and long-term committed credit lines. Please tell us how you determined that the reclassification of this debt from short-term to long-term complies with paragraphs 60 and 64 of IAS 1. In addition, we note that you have not reclassified these obligations to short-term in your US GAAP balance sheet. As such, please tell us how you determined classification of the short-term debt as long-term debt complies with paragraph 10 of SFAS 6. Please also tell us what consideration you gave to including the disclosure required by paragraph 15 of SFAS 6, as you have elected to follow Item 18 of Form 20-F. Finally, please tell us any restrictions or covenants that would limit your ability to use your medium and long-term committed credit lines to refinance your short-term debt, including (a) any restrictions to transfer cash amongst your subsidiaries (as it appears that your credit lines relate to various foreign subsidiaries) and (b) the conditions listed in paragraph 11.b of SFAS 6.

9.3 Reports of independent registered public accounting firms, page 124

5. We note that Deloitte & Associés did not examine the effectiveness of internal control over financial reporting of Lafarge North America Inc. However, it is unclear which auditors examined the effectiveness of internal control over financial

reporting of Lafarge North America Inc. for the purposes of US GAAP reporting and for the purposes of IFRS reporting. Please have your auditors tell us what consideration they gave to clarifying this point in their opinion.

9.4 Changes in internal control over financial reporting, page 127

6. We note your disclosure that "no significant changes in the Group's internal control over financial reporting…except the change mentioned by our subsidiary Lafarge North America Inc." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Consolidated statements of income, page F-4

7. We note that you have included the subtotal, current operating income, on the face of your consolidated statements of income. Please tell us how you determined that the presentation of this line item on the face of your consolidated statements of income is relevant to an investor's understanding of your financial performance. Refer to paragraphs 83, BC12, and BC13 of IAS 1 for guidance.

8. Please tell us what consideration you gave to paragraph 81(b) of IAS 1, as we note that you present a net amount of finance costs (income) on the face of your income statement rather than a gross finance costs amount.

9. We note that you have classified your expenses in your consolidated statements of operations based on the function of the expenses. In accordance with paragraph 93 of IAS 1, please tell us where in your audited footnotes you have disclosed additional information on the nature of expenses. If there are expenses by nature that you have not disclosed in your audited footnotes in accordance with paragraph 93 of IAS 1, please tell us how you determined such disclosure is not necessary. Please refer to paragraph 36(d) of IAS 2 for additional guidance.

Note 2 – Summary of Significant Accounting Policies, page F-8

(e) Business combinations, related goodwill and intangible assets, page F-10
1) Business combinations, page F-10

10. We note that you have stated your policy for allocating costs to the assets acquired and liabilities and contingent liabilities assumed. Please tell us what consideration you gave to disclosing your policy for measuring the cost of a business combination as one of the significant steps involved in applying the purchase method under IFRS 3. Refer to paragraphs 24-35 of IFRS 3 for guidance.

11. We note that you apply the purchase method of accounting for business combinations after January 1, 2004 in accordance with IFRS 3. We further note that you also applied the purchase method of accounting to business combinations from January 1, 1989 through December 31, 2003. Please tell us how the purchase method used in accordance with IFRS 3 differs from the purchase method used from January 1, 1989 through December 31, 2003. Please also tell us what consideration you gave to disclosing further details regarding your business combination accounting policy prior to January 1, 2004, as we note that your application of purchase accounting prior to January 1, 2004, differs from your application of purchase accounting after January 1, 2004.

12. Please tell us the results of the goodwill impairment test you performed in accordance with paragraph B2(g)(iii) of IFRS 1 and what consideration you gave to disclosing such information.

(j) Intangible assets, page F-11

13. We note that you recognize intangible assets when "future economic benefits are likely to flow to the Group." [Emphasis added.] Please tell us how you determined your stated policy complies with the definition of an intangible asset per paragraph 21 of IAS 38.

14. We note that you "generally" expense research costs as incurred. Please tell us other instances in which research costs are not expensed as incurred including the associated amount. Finally, please tell us the amount of development costs you have deferred and/or expensed for each period presented.

(l) Impairment of long-lived assets, page F-12

15. Please confirm to us that where you refer to "fair value" in your impairment policy, you actually use fair value less costs to sell for the purposes of determining an asset's recoverable amount.

16. Please tell us your policy regarding the reversal of impairment charges, as well as what consideration you gave to disclosing this policy.

1) Goodwill, page F-12

17. Please tell us more about how you determined the level at which to test for goodwill impairment under IAS 36. Specifically, please clarify the following:

- Paragraph 69 of IAS 36 indicates that in identifying CGUs, an entity should consider various factors including how management monitors the entity's operations or how management makes decisions about continuing or disposing of an entity's assets and operations. You state that your CGUs generally represent one of your four activities in a particular country. However, we note, from your disclosures on page 19 and in note 9 that your acquisitions and divestitures appear to be at a much lower level than one of your four activities in a particular country. Please advise.
- You state that the CGU is the level you use to organize and present activities and results in your internal reporting. Please help us understand the management level at which this CGU information is presented. For example, if this CGU information is presented at the level of your board of directors or chief operating decision maker, please help understand how you have determined that your four divisions represent your operating segments, for the purposes of SFAS 131, rather than the activity in a particular country representing your operating segments.

(m) Other financial assets, page F-12

18. We note your disclosure regarding the recognition of "other-than-temporary impairment." We assume that your disclosed policy only applies to your available for sale equity securities. If so, please tell us what consideration you gave to disclosing your impairment policy for your other types of financial assets. In addition, please confirm to us for your financial assets classified as available-for-sale that the amount of the impairment you would recognize in profit or loss complies with the calculation described in paragraph 68 of IAS 39, as the basis for your reference to value in use is unclear.

(t) Provisions, page F-15
1) Restructuring, page F-15

19. We note your stated policy with regards to recognizing restructuring provisions. Based on the guidance in paragraph 75 of IAS 37, it is unclear how your stated policy fully complies with the requirements stated in paragraphs 72-83 of IAS 37 to recognize restructuring provisions. Please advise.

20. We note your stated policy for recognizing warranty costs. Please tell us what consideration you gave to also disclosing how you estimate your warranty costs for warranties issued during the current period and for revisions made to warranties previously issued (i.e., how you are able to make a reliable estimate) and whether the costs recognized during the current period are discounted or undiscounted. Refer to paragraphs 14 and 84 of IAS 37.

3) Environmental costs, page F-15

21. We note that you capitalize "[c]osts incurred that result in future economic benefits, such as extending useful lives, increased capacity or safety, and those costs incurred to mitigate or prevent future environmental contamination." Please tell us more about the costs that you are capitalizing. Specifically, please tell us when you capitalize costs within property, plant and equipment and when costs are capitalized as part of inventory. Please also tell us the total amount capitalized within property, plant and equipment and within inventories for each period presented in accordance with paragraphs 16(c) and 18 of IAS 16. Please also tell us the amount of depreciation and/or the amount expensed for these capitalized costs for each period presented.

(u) Income taxes, page F-15

22. We note that you recognize your deferred tax assets to the extent that it is reasonably certain to be recovered. Please tell us how you determined this stated policy complies with the requirements for recognizing deferred tax assets per paragraphs 24-31 and 34-36 of IAS 12, which refer to a threshold of "probable" for the recognition of deferred tax assets. Please also tell us the amount of each of the individual adjustments related to subnote 3 of Note 36 with regards to the reconciliation of net income and shareholders' equity from IFRS to US GAAP.

23. With regards to your deferred taxes and income tax obligations, please confirm to us that you measure these amounts using tax rates that have been enacted or substantively enacted by the balance sheet date for the appropriate jurisdiction in accordance with paragraphs 46-49 and 51-52 of IAS 12.

(v) Share based payments, page F-15

24. We note that you offer a range of discounts on the purchase of your and Lafarge North America's common stocks in addition to a 30% bonus on the first 10 shares for your common stock. We also note your statement that compensation cost is recognized for these transactions "when the conditions offered are significantly different from market conditions." Please provide us with a more detailed explanation as to when you recognize compensation cost and how you measure compensation cost for each of the share purchase transactions discussed in Note 20 on page F-37. Please ensure your explanation includes a discussion as to why you believe your policy complies with IFRS 2.

Note 3 – Business Segment and Geographic Area Information, page F-17

25. Please tell us what consideration you gave to the requirement in paragraph 69(b) of
IAS 14 to report geographic area information for the total carrying amount of
segment assets by geographic location of assets. We note that you have presented
geographic area information, your secondary reporting format, for "capital
employed." However, it is unclear whether "capital employed" is the same as
segment assets, and if so, why the total of "capital employed" by geographic
segments does not agree to the total of segment assets by product.

Note 9 – Goodwill, page F-23
(a) Changes in goodwill, page F-23

26. We note that your rollforward of goodwill for each period presented is on a net basis.
Please tell us why you believe your rollforward complies with the rollforward
presentation requirements stated in paragraph 75 of IFRS 3.

Note 10 – Intangible assets, page F-26

27. We note for fiscal year 2004 you recognized a total impairment loss of 127 million
euros consisting of 16 million euros for goodwill, 46 million euros for intangible
assets and 64 million euros for property, plant and equipment. Please tell us what
consideration you gave to paragraphs 130-132 of IAS 36 in terms of additional
disclosure for these impairments. With respect to your goodwill impairments, please
tell us what consideration you gave to disclosing the information discussed in
paragraphs 134(d)(ii) and 134(e)(ii) of IAS 36.

Note 22 – Income taxes, page F-38

28. Please tell us what consideration you gave to the disclosure requirements in
paragraphs 81(d), 81(f), 81(i), and 82A of IAS 12.

Note 23 – Pension plans, end of service benefits and other post retirement benefits, page
F-41

29. We note that you sponsor defined contribution plans to your employees for which you
make contributions. Please tell us what consideration you gave to the disclosure
requirements stated in paragraph 46 of IAS 19 regarding the amount of expense
recognized for your defined contribution plans and paragraph 120A(m) of IAS 19
regarding the actual return on plan assets, as well as the actual return on any
reimbursement right recognized as an asset in accordance with paragraph 104A.

Note 30 – Legal and arbitration proceedings, page F-58

30. We note your disclosures made in accordance with IFRS. We further note that you have not included any additional disclosure in accordance with the SFAS 5 and SAB Topic 5:Y within Notes 36 or 37. Please tell us with a view toward future disclosure whether you expect the class action lawsuits and the pending litigation and claims of your subsidiaries to have a material impact to your results of operations and cash flows in addition to your financial condition. In addition, please disclose the amount or range of reasonably possible estimated loss in excess of accrual in accordance with paragraph 10 of SFAS 5, if material. If you are unable to estimate such amount, please disclose this fact and why you are unable to provide such an estimate.

Note 31 – Related Party Transactions, page F-59

31. Please tell us what consideration you gave to the disclosure requirements in paragraphs 17(b)-17(d) of IAS 24 for each of the related party transactions disclosed.

Note 32 – Employees Costs and Directors' and Executive Officers' Compensation for Services, page F-60

32. It is our understanding that a French law was passed in May 2004, which provides French company employees the right to receive individual training of at least 20 hours per year that can be accumulated over six years. If material, please tell us how you accounted for this employee benefit under French GAAP and how you are accounting for this employee benefit under IFRS and US GAAP. Refer to SFAS 43 and EITF 06-2 for US GAAP purposes.

Note 33 – Emission rights, page F-61

33. We note your accounting for emission rights, as discussed here and on page F-16. Please quantify for us the effect of your emission rights accounting on your balance sheet and income statement for each period presented. Please also quantify for us the amount of emission rights granted by the government for each period presented.

Note 36 – Summary of Differences Between Accounting Principles Followed by the Group and U.S. GAAP, page F-62

34. We note differences between IFRS and US GAAP in your restructuring and your long-lived asset impairment policies. We also note differences between the carrying amounts of your long-lived assets under IFRS and US GAAP, due to differences in other policies. Accordingly, please tell us whether the application of your restructuring and long-lived impairment policies resulted in any material differences between IFRS and US GAAP and if not, why not.

1. Differences in accounting for business combinations under IFRS and U.S. GAAP, page F-62
(a) Determination of the purchase price in case of share consideration, page F-62

35. We note for business combinations achieved in stages that you allocate the excess of the purchase consideration of the net assets acquired to goodwill. Furthermore, we note from your Interim Report At June 30, 2006 furnished in your Form 6-K filed on August 3, 2006 that you recognized goodwill for the acquisition of the minority interest in Lafarge North America Inc. as "the excess of acquisition cost over the net book value of the net assets acquired." Please tell us how you determined your stated policy, as discussed here and in the third paragraph in note 2(e)(1), and the application of your policy with regards to the acquisition of the minority interest of Lafarge North America Inc. complies with the guidance set forth in paragraphs 58-60 of IFRS 3.

2. Pension obligations, page F-65

36. Citing relevant accounting literature, please tell us the basis for the differences between IFRS and US GAAP related to the valuation of death and disability benefits, the measurement dates for liabilities and dedicated assets, and the valuation of "constructive" obligations. For example, similar to US GAAP, paragraphs 56 and 57 of IAS 19 indicate that measurement dates may be before year end. In addition, please help us understand how a "constructive" obligation under IFRS differs from the notion of a "substantive commitment" under US GAAP, as discussed in paragraph 41 of SFAS 87 and question 52 in the FASB Q&A of SFAS 87.

3. Income taxes, page F-67

37. Citing relevant accounting literature, please tell us the basis for not recognizing a deferred tax liability on the Greek tax-free or specially-taxed reserves.

Note 39 – Transition to IFRS: Impact of the transition on financial statements at January 1, 2004 and December 31, 2004, page F-78
Basis for preparation of Group's first IFRS financial statements, page F-78

38. Please tell us what you are attempting to convey to investors with the disclosure in this section given the elections you have made with regard to paragraphs 13-25G of IFRS 1 and the requirements set forth in IFRS 1 when adopting IFRS for the first time. Specifically, please address the following:
- What you mean by "elected an early application for part of the standards." [Emphasis added.]

- Why you reference standards issued as at end of March 2004 instead of December 31, 2005.
- Why you include specific reference to IFRS 3, as your adoption appears consistent with IFRS 1, and not as of an earlier date.

Exhibits 12.1 and 12.2

39. As previously requested in our letter dated June 8, 2005, please ensure that your certifications required under section 302 of the Sarbanes-Oxley Act exactly conform to the language per Instructions as to the Exhibits 12 of Form 20-F in future filings. Specifically refer to parts 2 and 5.b. of your certifications.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief